Exhibit 7.7

From: gjohns@sandleroneill.com

To: gshepard2000@aol.com

Sent: 2/1/2019 12:41:59 PM Eastern Standard Time

Subject: Introductory Call with Sandler O’Neill

Dear Mr. Shepard,

As you may know, Sandler O’Neill is serving as financial advisor to the Special Committee of EMCI. In that capacity, they have asked me to contact you to determine your interest in having an introductory call with us. Although we would primarily be in “listen mode”, we would be eager to get your views on the EMCC proposal and any thoughts you may have on the valuation the EMCI in the context of this going private transaction.

If you are interested in a discussion, please feel free to propose some times that could work for your schedule. We could be available as early as after 3:30 this afternoon or Monday after 11am.

Regards,

George

George Johns

Principal

Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

email: gjohns@sandleroneill.com

(212) 466-7998 (W)

(917) 208-7531 (Cell)

From: gjohns@sandleroneill.com

To: gshepard2000@aol.com

Sent: 2/25/2019 6:04:33 PM Eastern Standard Time

Subject: RE: Introductory Call with Sandler O’Neill

Dear Mr. Shepard,

I believe that the attorney at Wilkie Farr, John Schwolsky, has been in touch with your attorney, Eric Fogel, regarding a role on the EMCI special committee. At this time, I just wanted to reiterate our sincere interest in getting your views on price and other considerations per my email below. I am available to take your call at any time or schedule a call in advance.

I look forward to speaking with you.

Regards,

George

From: gjohns@sandleroneill.com

To: gshepard2000@aol.com

Sent: 3/5/2019 2:58:29 PM Eastern Standard Time

Subject: Follow-up

Dear Mr. Shepard,

As follow-up to your amended 13-D filing, we are reaching out yet again to express our interest in getting your views on the EMCC proposal to acquire the shares of EMCI that they do not already own. We are also interested in learning more about any alternate transaction structures that you may have in mind.

Regards,

George

Eric M. Fogel

Direct Line: (312) 894-3325

Email: efogel@salawus.com

March 5, 2019

John M. Schwolsky, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

jschwolsky@willkie.com

Re: Request for Confidentiality Agreement

Dear John:

As you know, this Firm represents Mr. Gregory M. Shepard.

On Friday, March 1, 2019, Mr. Shepard sent a letter to EMC Insurance Group Inc.’s Chief Legal Officer requesting the opportunity to speak to the Special Committee and its independent legal and financial advisors regarding Employers Mutual Casualty Company’s November 15, 2018 proposal.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

To facilitate and encourage open communication, Mr. Shepard requests that a Confidentiality Agreement between the Special Committee and Mr. Shepard first be put in place. Kindly send me a draft Confidentiality Agreement.

If we do not receive a Confidentiality Agreement by Thursday, March 7, 2019, we will take that as the Special Committee declining to enter into a Confidentiality Agreement with Mr. Shepard.

If you have any questions, or would like to discuss this matter, please call me.

Very truly yours,

/s/ Eric M. Fogel

Eric M. Fogel
Partner, Co-Chair
Corporate Practice Group

March 6, 2019

Mr. Eric M. Fogel

SmithAmundsen

150 North Michigan Avenue

Suite 3300

Chicago, IL 60601

Dear Eric,

The special committee would welcome the opportunity to meet with Mr. Shepard and, in that regard, has on three previous occasions attempted unsuccessfully to make arrangements to speak with Mr. Shepard through its financial advisors. We propose that a meeting take place in our offices in New York City at a date and time that is convenient to your client and the members of the special committee. In addition to the special committee and counsel to the special committee, the special committee’s financial advisors, Sandler O’Neill & Partners will be present.

The special committee views this meeting as an excellent opportunity for Mr. Shepard to share with the special committee any proposals he has for increasing the value of EMCI. The special committee does not intend to share material non-public information with Mr. Shepard at this meeting and, accordingly, does not believe that a confidentiality agreement is necessary or appropriate at this time. If, after meeting with Mr. Shepard and having a better understanding of Mr. Shepard’s specific proposals, the special committee should determine that providing Mr. Shepard with material non-public information concerning EMCI would be to the EMCI shareholders’ advantage, we can discuss the provision of such information under confidentiality, trading and other customary restrictions at that time.

Please let me know some dates and times that work for your client and we can coordinate with the members of the special committee and its advisors. Also, please copy my partners Laura Delanoy and Tariq Mundiya on all future correspondence.

Regards,

/s/ John Schwolsky

John Schwolsky

cc: LauraDelanoy
Tariq Mundiya

From: Schwolsky, John [mailto:jschwolsky@willkie.com]

Sent: Friday, March 22, 2019 2:53 PM

To: Fogel, Eric

Cc: Delanoy, Laura; Mundiya, Tariq

Subject: RE: Proposed Meeting with Special Committee

Eric,

We have not heard from you with respect to the special committee’s March 6 invitation to meet with Mr. Shephard at our offices in New York. We assume that Mr. Shephard is not interested in such a meeting at this time. If he should change his mind please let us know.

Regards,

John

John M. Schwolsky

Willkie Farr & Gallagher LLP

787 Seventh Avenue | New York, NY 10019-6099

Direct: +1 212 728 8232 | Fax: +1 212 728 9232

jschwolsky@willkie.com | vCard | www.willkie.com bio